EXHIBIT 12
MERRILL LYNCH PREFERRED CAPITAL TRUST IV
MERRILL LYNCH PREFERRED FUNDING IV, L.P.
COMPUTATION OF RATIOS OF EARNINGS TO
COMBINED FIXED CHARGES AND PREFERRED SECURITIES DISTRIBUTIONS (UNAUDITED)
(dollars in thousands)

	FOR THE THREE MONTHS ENDED March 31, 2013		FOR THE THREE MONTHS ENDED March 31, 2012
	MERRILL LYNCH PREFERRED CAPITAL TRUST IV	MERRILL LYNCH PREFERRED FUNDING IV, L.P.	MERRILL LYNCH PREFERRED CAPITAL TRUST IV	MERRILL LYNCH PREFERRED FUNDING IV, L.P.
Earnings	$7,340	$8,551	$7,340	$8,550
Fixed charges	$—	$—	$—	$—
Preferred securities distribution requirements	7,120	7,340	7,120	7,340
Total combined fixed charges and preferred securities distribution requirements	$7,120	$7,340	$7,120	$7,340
Ratio of earnings to combined fixed charges and preferred securities distribution requirements	1.03	1.16	1.03	1.16